                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-3170

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 25, 1996)

                                3,000,000 SHARES

                                 [FELCOR LOGO]
                F E L C O R   S U I T E   H O T E L S ,   I N C.
                                  COMMON STOCK
                               ------------------

    FelCor Suite Hotels, Inc. ("Company") is a self-administered equity real estate investment trust ("REIT") that presently owns interests in 43 hotels located in 19 states with an aggregate of 10,196 suites ("Current Hotels"). Thirty-nine of the Company's hotels are operated under, and one is being converted to, the Embassy Suites(R) brand. Thirty-eight of the Company's hotels are managed by a subsidiary of Promus Hotel Corporation ("Promus"). The Company also owns interests in two Doubletree Guest Suites(R) hotels and one Hilton Suites(R) hotel.

    All of the shares of Common Stock offered hereby ("Offering") are being sold by the Company, which intends to utilize a majority of the proceeds to acquire from affiliates of the General Electric Pension Trust indirect ownership interests in eight hotels (through the acquisition of an approximate 50% interest in eight joint ventures, each of which owns or leases an existing Embassy Suites hotel) and the direct 100% ownership of two additional Embassy Suites hotels (collectively, "Acquisition Hotels"). A 50% interest in each of such joint ventures will continue to be owned by Promus, resulting in a total of 11 hotels owned by joint ventures between Promus and the Company. The Acquisition Hotels are located in nine states and have an aggregate of 2,342 suites. The eight Acquisition Hotels held by joint ventures will continue to be operated as Embassy Suites hotels and managed by Promus. The Company believes that the two Acquisition Hotels to be acquired directly will achieve maximum results through repositioning within their respective markets and, accordingly, will be converted to Doubletree Guest Suites hotels and will be managed by a subsidiary of Doubletree Hotels Corporation.

    The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "FCH." The last reported sale price of the Common Stock on the NYSE on January 28, 1997 was $35 1/2 per share. The Company has paid regular quarterly distributions on its Common Stock since its inception, with the fourth quarter distribution of $0.50 per share being payable January 31, 1997 to stockholders of record on December 30, 1996. Purchasers of the Common Stock offered hereby will not be entitled to receive the fourth quarter distribution. To preserve its REIT status, the Company's Charter limits the Common Stock that may be owned by any single person or affiliated group to 9.9% of the outstanding shares and restricts the transferability thereof under certain circumstances.
                               ------------------

      SEE "RISK FACTORS" BEGINNING ON S-4 HEREIN AND ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                             UNDERWRITING
                                                       PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                                        PUBLIC              COMMISSIONS(1)            COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share                                               $35.50                   $1.86                  $33.64
-----------------------------------------------------------------------------------------------------------------------
Total(3)                                             $106,500,000             $5,580,000             $100,920,000
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the offering estimated at $200,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $122,475,000, $6,417,000 and $116,058,000, respectively.
                               ------------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as, and if accepted by them, and subject to certain conditions. It is expected that certificates for the Common Stock offered hereby will be available for delivery on or about February 3, 1997, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SMITH BARNEY INC.
                  ALEX. BROWN & SONS
                       INCORPORATED
                                    DEAN WITTER REYNOLDS INC.
                                                 MONTGOMERY SECURITIES
January 28, 1997

                           FELCOR SUITE HOTELS, INC.

                          ['FELCOR SUITE HOTELS MAP']

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The following information contained in this Prospectus Supplement is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying Prospectus or incorporated therein or herein by reference. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, as used herein the term "Company" shall mean and refer to the business and assets of FelCor Suite Hotels, Inc., FelCor Suites Limited Partnership and their respective subsidiaries, on a consolidated basis.

                            ------------------------

                                  THE COMPANY

     FelCor Suite Hotels, Inc. is a self-administered equity REIT that owns an approximate 89.4% general partner interest in FelCor Suites Limited Partnership ("Partnership"), which holds the Company's interests in the Current Hotels. The Current Hotels consist of 39 Embassy Suites(R) hotels, one hotel in the process of conversion to an Embassy Suites hotel, two Doubletree Guest Suites(R) hotels and one Hilton Suites(R) hotel, with an aggregate of 10,196 suites in 19 states. Thirty-eight of the Current Hotels are managed by Promus, which is the largest operator of full-service, all-suite hotels in the United States. The Company will contribute all of the net proceeds of the Offering to the Partnership, and following such contribution will own an approximate 90.5% general partner interest therein.

     The Company seeks to increase operating cash flow and enhance shareholder value through both internal growth and acquisitions. The Company's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels through renovating, upgrading and repositioning, thereby improving the revenue performance of the hotels, and to participate, through its leases, in any growth in revenues at its hotels. Consistent with this strategy, the Company undertook a major renovation and conversion program during 1996 under which substantially all guest suites and some of the public areas of the 18 Crown Sterling Suites(R) hotels ("CSS Hotels") it acquired in late 1995 and early 1996, as well as the guest suites at a number of subsequently acquired hotels, were extensively refurbished. The Company committed approximately $64 million to this renovation and conversion program during 1996. Sixteen of the CSS Hotels have been converted to the Embassy Suites brand and two have been converted to the Doubletree Guest Suites brand. In addition to the CSS Hotels, since late 1995 the Company has acquired one Hilton Suites hotel, interests in six existing Embassy Suites hotels, and three other non-Embassy Suites hotels, two of which have since been, and one of which is being, converted to the Embassy Suites brand.

     The Company's acquisition growth strategy is to acquire additional existing hotels that meet the Company's investment criteria. At present, the Company intends to continue to focus its acquisition strategy primarily upon the acquisition of hotels that may be converted to, or that are, Embassy Suites hotels or hotels with another nationally recognized all-suite brand, although it may consider the acquisition of a limited number of newly developed all-suite hotels or other up-scale or mid-scale hotel properties in the future. In addition, the Company may expand certain of its hotel properties by constructing additional suites and/or meeting space, if market and other conditions warrant. The Company has completed the construction of 17 additional suites at its Flagstaff hotel and 32 additional suites at its New Orleans hotel and is in the process of constructing a net of 128 additional suites at its Boston-Marlborough hotel (with completion currently scheduled for mid-1997) at an estimated aggregate cost of approximately $19.1 million. During 1997, the Company also plans to begin the addition of 64 suites to each of two hotels located in Orlando and Jacksonville, Florida, at an estimated aggregate cost of approximately $10.2 million.

     The Company's top management includes Hervey A. Feldman, Chairman of the Board, and Thomas J. Corcoran, Jr., President and Chief Executive Officer. Mr. Feldman has been engaged in the hotel business for approximately 30 years, including serving as the founding President and Chief Executive Officer of Embassy Suites (the predecessor of Promus) from January 1983 to May 1990 and as its Chairman of the Board from June 1990 until January 1992. Mr. Corcoran has been engaged in the hotel and restaurant business since 1979, with experience in the development, financing and acquisition of hotel and restaurant properties. Messrs. Feldman and Corcoran were the co-founders of the Company.

     To enable the Company to qualify as a REIT, the Partnership leases the Current Hotels, and intends to lease hotels acquired in the future, to DJONT Operations, L.L.C., or a subsidiary thereof (collectively, "Lessee"), pursuant to leases ("Percentage Leases") providing for the payment of certain minimum base rent or rent based primarily upon percentages of suite revenues of such hotels. The Lessee pays rent to the Company under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the hotels leased by it. The Lessee, which provides its audited financial statements to the Company, is controlled by Messrs. Feldman and Corcoran who, together with other officers and directors of the Company, beneficially own an aggregate of approximately 3.8% (3.4% after consummation of the Offering) of the outstanding Common Stock and units of limited partner interest in the Partnership ("Units").

     The Company's executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062. The Company may also be reached by telephone at
(972) 444-4900, by facsimile transmission at (972) 444-4949, or by e-mail addressed to information@felcor.com. Additional information regarding the Company may be obtained from its Internet web site at http://www.felcor.com.

                                  THE OFFERING

Common Stock offered for sale in the Offering.......  3,000,000 shares(1)
Common Stock to be outstanding after the Offering...  26,498,676 shares(1)(2)
Use of Proceeds.....................................  Primarily to fund the purchase of the ten
                                                      Acquisition Hotels and for general
                                                      corporate purposes and, pending such
                                                      application, for the temporary reduction of
                                                      indebtedness.
Listing and Trading Symbol..........................  The Common Stock is traded on the NYSE under the symbol "FCH."
Distribution Policy.................................  The Company anticipates the continued
                                                      payment of regular quarterly distributions
                                                      on the Common Stock, subject to the
                                                      discretion of the Board of Directors and
                                                      the availability of funds therefor. On
                                                      December 18, 1996, the Company announced a
                                                      cash distribution of $0.50 per share on the
                                                      Common Stock for the fourth quarter of
                                                      1996, payable on January 31, 1997 to
                                                      stockholders of record on December 30,
                                                      1996. Purchasers of the shares offered
                                                      hereby will not be entitled to receive this
                                                      distribution.

---------------

(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) Excludes (a) 2,783,262 shares of Common Stock issuable at the option of the Company (in lieu of cash) upon the redemption of a like number of outstanding Units, (b) 4,689,960 shares of Common Stock issuable upon conversion of the Company's outstanding $1.95 Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and (c) 1,047,500 shares of Common Stock issuable upon the exercise of outstanding stock options granted to employees of the Company.

                                  RISK FACTORS

     An investment in the Common Stock involves various risks. Investors should carefully consider the matters discussed below and under "Risk Factors," which begins on page 5 of the accompanying Prospectus:

     - Common Stock is the most junior of the Company's outstanding securities and is subordinate to the Company's outstanding indebtedness and Series A Preferred Stock;

     - risks affecting the hotel industry generally, and the Company's hotels specifically, that may adversely affect the Company's revenue and the amounts available for distribution to shareholders;

     - the risk that the financing of the Company's growth through acquisitions and improvements will be constrained (i) because a REIT generally cannot retain earnings, (ii) because the Company or the Lessee may not have access to equity capital and (iii) by the 40% debt limitation contained in its Charter;

     - the Company is dependent upon the Lessee's ability to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases, and, it is anticipated that at December 31, 1996, the Lessee will have incurred aggregate net losses, and have an accumulated deficit, of approximately $6.3 million;

     - tax risks, including taxation of the Company as a corporation if it fails to qualify as a REIT, taxation of the Partnership as a corporation if it were deemed not to be a partnership, and the Company's liability for federal and state taxes on its income in either such event, which could significantly adversely affect Funds From Operations (which means generally net income or loss plus depreciation and amortization; see note
       (4) under "Recent Developments -- 1996 Operating Results") and distributions to shareholders;

     - the Company's rapid expansion has required the Lessee and Promus to hire additional management, sales and accounting personnel. To the extent they are unable to retain experienced personnel to operate the Company's hotels, the operations of such hotels, the revenue to the Company under the Percentage Leases and amounts available for distribution to shareholders could be adversely affected.

     - conflicts of interest exist between the Company and certain of its affiliates (which means generally any person that directly or indirectly controls, is controlled by, or is under common control with, such person), including the Lessee, Messrs. Feldman and Corcoran (who control the Lessee and serve as managers and officers thereof and as directors and officers of the Company) and Charles N. Mathewson (who serves as a director of the Company and who, together with his children, owns, directly or indirectly, an approximate 5.1% limited partner interest in the Partnership and a 50% non-voting equity interest in the Lessee);

     - the Company must distribute annually at least 95% of its taxable net income to maintain its status as a REIT. The Company has, from time to time, incurred indebtedness to fund the acquisition of hotels and, depending upon the cash available for distribution, the Company may be required to borrow or obtain additional equity capital funds to make additional investments or distributions; should the Company be unable to meet its obligations with respect to such indebtedness, it may risk the loss of all or a portion of its assets through foreclosure;

     - increases in interest rates, which may adversely affect the market price of the Company's Common Stock and increase the cost of funds borrowed to make additional investments;

     - the fact that the Company has limited experience operating as a REIT, and that it, the Partnership and the Lessee have a limited operating history;

     - the substantial influence of, and reliance upon, Messrs. Feldman and Corcoran with respect to the affairs of the Company and the Lessee;

     - risks affecting the real estate industry generally that may adversely affect the value of the Company's hotels and the market price of the Company's Common Stock;

     - the restriction on ownership of the Company's capital stock intended to help assure compliance with certain requirements related to continued qualification of the Company as a REIT, and certain other provisions in the Company's Charter and Bylaws, may have the effect of inhibiting a change of control of the Company even though such change of control could be beneficial to the Company's shareholders; and

     - the effect of any adverse developments in the business or prospects of Embassy Suites hotels that would impact the Company's hotels.

                              RECENT DEVELOPMENTS

1996 OPERATING RESULTS

     On January 22, 1997, the Company announced its results of operations for the quarter and year ended December 31, 1996. The following sets forth the announced results for the fiscal quarters and years ended December 31, 1995 and December 31, 1996.

                           FELCOR SUITE HOTELS, INC.
                             RESULTS OF OPERATIONS
                  (THOUSANDS, EXCEPT PER SHARE AND UNIT DATA)

                                                         THREE MONTHS ENDED       YEAR ENDED
                                                            DECEMBER 31,         DECEMBER 31,
                                                         -------------------   -----------------
                                                           1995       1996      1995      1996
                                                         --------   --------   -------   -------
REVENUE:
  Percentage lease revenue(1)..........................   $ 6,300    $25,302   $23,787   $97,950
  Other revenue........................................     1,259         47     1,691       984
  Income from unconsolidated subsidiaries..............       270        598       513     2,010
                                                          -------    -------   -------   -------
          Total revenue................................     7,829     25,947    25,991   100,944
                                                          -------    -------   -------   -------
EXPENSES:
  General and administrative...........................       230        512       870     1,819
  Depreciation.........................................     1,584      8,711     5,232    26,544
  Taxes, insurance and other expenses..................       808      4,038     2,563    13,897
  Interest expense.....................................       947      3,530     2,004     9,803
  Minority interest....................................       739        970     3,131     5,590
                                                          -------    -------   -------   -------
          Total expenses...............................     4,308     17,761    13,800    57,653
                                                          -------    -------   -------   -------
  Net income before extraordinary charge...............     3,521      8,186    12,191    43,291
  Extraordinary charge from write-off of deferred
     financing fees....................................                                    2,354
                                                          -------    -------   -------   -------
  Net income...........................................     3,521      8,186    12,191    40,937
  Preferred dividends(2)...............................                2,949               7,734
                                                          -------    -------   -------   -------
  Net income available to common shareholders..........   $ 3,521    $ 5,237   $12,191   $33,203
                                                          =======    =======   =======   =======
PER COMMON SHARE INFORMATION:
  Net income applicable to common shareholders before
     extraordinary charge..............................   $  0.36    $  0.22   $  1.70   $  1.54
  Extraordinary charge.................................   $          $         $         $  0.10
                                                          -------    -------   -------   -------
  Net income(3)........................................   $  0.36    $  0.22   $  1.70   $  1.44
                                                          =======    =======   =======   =======
  Weighted average number of common shares
     outstanding.......................................     9,867     23,502     7,165    23,076
FUNDS FROM OPERATIONS (FFO)
  FFO available to common shares and units(4)..........   $ 5,946    $15,758   $20,707   $69,407
  Add preferred dividends..............................                2,949               7,734
                                                          -------    -------   -------   -------
  FFO diluted for conversion of preferred stock........   $ 5,946    $18,707   $20,707   $77,141
                                                          =======    =======   =======   =======
  Weighted average number of common shares and units
     outstanding.......................................    11,940     26,288     8,956    26,037
  Weighted average number of common shares and units
     outstanding, diluted for conversion of preferred
     stock.............................................    11,940     30,978     8,956    29,164
  FFO per common share and unit........................   $  0.50    $  0.60   $  2.31   $  2.67
  FFO per common share and unit, diluted for conversion
     of preferred stock................................   $  0.50    $  0.60   $  2.31   $  2.65

                                                 See footnotes on following page

---------------
(1) Represents lease payments from the Lessee to the Partnership calculated by applying the rent provisions of the Percentage Leases to the historical suite revenues at the Current Hotels. Also includes lease payments related to food and beverage operations.

(2) Represents pro-rated dividends since April 30, 1996 on the 6,050,000 shares of Series A Preferred Stock issued and outstanding.

(3) Net income per common share is computed by dividing net income available for common shareholders by the weighted average number of common shares and equivalents outstanding. Common share equivalents that have a dilutive effect represent restricted shares issued to certain officers and independent directors.

(4) Represents Funds From Operations of the Company, on a consolidated basis. The following table computes Funds From Operations based on the National Association of Real Estate Investment Trusts ("NAREIT") definition. Funds From Operations consists of net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructurings and sales of property, plus depreciation of real property (including furniture and equipment) and added adjustments for unconsolidated partnerships and joint ventures.

                                                          THREE MONTHS ENDED      YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                          ------------------   -----------------
                                                           1995       1996      1995      1996
                                                          -------   --------   -------   -------
     Net income.........................................   $3,521    $ 8,186   $12,191   $40,937
     Less preferred dividends...........................               2,949               7,734
                                                           ------    -------   -------   -------
                                                            3,521      5,237    12,191    33,203
     Add:
       Minority interest................................      739        970     3,131     5,590
       Depreciation.....................................    1,584      8,711     5,232    26,544
       Depreciation for unconsolidated subsidiaries.....      102        840       153     1,716
       Extraordinary charge from write off of deferred
          financing fees................................                                   2,354
                                                           ------    -------   -------   -------
       FFO available to common shares and units.........   $5,946    $15,758   $20,707   $69,407
                                                           ======    =======   =======   =======

1996 OPERATING STATISTICS

     The following table sets forth, with respect to the Company's original six hotels ("Initial Hotels"), the seven hotels acquired by it from December 1994 through August 1995 ("Pre-CSS Hotels"), the combined Initial Hotels and Pre-CSS Hotels ("Original Hotels"), the 18 CSS Hotels acquired in late 1995 and early 1996, the 12 other hotels acquired by the Company through December 1996 ("1996 Acquisitions"), and all 43 of the Current Hotels as a group, information with respect to the occupancy percentages, average daily room rate ("ADR") and revenue per available room or suite ("RevPAR") during the periods presented, whether or not such hotels were owned by the Company throughout such periods.

                           FELCOR SUITE HOTELS, INC.
                             PERFORMANCE STATISTICS

                             FOURTH QUARTER 1995         FOURTH QUARTER 1996      CHANGE FROM PRIOR PERIOD
                          -------------------------   -------------------------   -------------------------
                          OCC%    ADR $    REVPAR $   OCC%    ADR $    REVPAR $      OCC%      ADR   REVPAR
                          ----   -------   --------   ----   -------   --------   ----------   ---   ------
Initial Hotels..........  72.2%  $ 97.78    $70.55    74.2%  $104.69    $77.63      2.0  Pts   7.1%   10.0%
Pre-CSS Hotels..........  70.0     97.37     68.13    71.1    105.55     75.09      1.1  Pts   8.4    10.2
Original Hotels.........  71.2     97.59     69.45    72.8    105.07     76.46      1.6  Pts   7.7    10.1
CSS Hotels..............  65.3     96.93     63.28    66.0    103.64     68.42      0.7  Pts   6.9     8.1
1996 Acquisitions.......  71.0    102.93     73.05    68.5    107.66     73.71     (2.5) Pts   4.6     0.9
        Total Current
          Hotels........  68.4%  $ 98.84    $67.65    68.5%  $105.17    $72.06      0.1  Pts   6.4%    6.5%

                           YEAR ENDED DECEMBER 31, 1995   YEAR ENDED DECEMBER 31, 1996   CHANGE FROM PRIOR PERIOD
                           ----------------------------   ----------------------------   ------------------------
                           OCC%     ADR $     REVPAR $    OCC%     ADR $     REVPAR $      OCC%      ADR   REVPAR
                           -----   --------   ---------   -----   --------   ---------   ---------   ---   ------
Initial Hotels...........  76.1%    $ 97.27     $74.02    77.5%    $103.73     $80.43     1.4  Pts   6.6%   8.7%
Pre-CSS Hotels...........  74.1       94.40      69.96    75.3      101.71      76.55     1.2  Pts   7.7    9.4
Original Hotels..........  75.2       95.98      72.17    76.5      102.82      78.65     1.3  Pts   7.1    9.0
CSS Hotels...............  69.6       97.75      68.01    67.8      103.31      70.05    (1.8) Pts   5.7    3.0
1996 Acquisitions........  75.2      104.51      78.56    73.0      111.54      81.46    (2.2) Pts   6.7    3.7
        Total Current
          Hotels.........  72.6%    $ 99.20     $72.05    71.6%    $105.50     $75.52    (1.0) Pts   6.3%   4.8%

     During the fourth quarter of 1996, the Company realized an increase in RevPAR from $67.65 to $72.06, an increase of 6.5% over the prior year period and for the full year 1996 realized an increase in RevPAR from $72.05 to $75.52, an increase of 4.8% over the prior year. These increases in RevPAR were achieved during a period when the Company had a significant number of suites taken out of service in connection with the renovation of the CSS Hotels and nearly half of the 1996 Acquisition hotels. During the fourth quarter of 1996, the Company had more than 60,000 suite nights out of service for renovations and for the full year 1996 had an aggregate of approximately 175,000 suite nights out of service because of renovations. The number of suites out of service for renovation represented approximately 6.5% of the Company's total available suite inventory during the fourth quarter of 1996 and approximately 5.5% of total available suite inventory during the full year 1996. With the exception of a limited number of suites to be completed at three CSS Hotels during the first quarter of 1997, all suites in the CSS Hotel portfolio are expected to be in service throughout the current year.

     The Original Hotels realized increases in RevPAR during the fourth quarter, as compared to the same period of 1995, of approximately 10.1%, from $69.45 to $76.46, and during the full year 1996, as compared to 1995, of approximately 9.0%, from $72.17 to $78.65. The CSS Hotels, as a group, realized increases in RevPAR, over the comparable periods of 1995, of 8.1% during the fourth quarter and of 3.0% for the full year. However, the ten CSS Hotels that had been completely renovated and converted to the Embassy Suites brand by early in the 1996 fourth quarter realized RevPAR increases, over the same period of 1995, of more than 15%.

RECENT ACQUISITIONS

     Atlanta (Buckhead), Georgia. The Company acquired the 317-suite Atlanta (Buckhead) Embassy Suites hotel on October 17, 1996 for a cash purchase price of approximately $48.5 million. This 16-story hotel, which was opened in 1988, is located in the upscale Buckhead area just north of downtown Atlanta. The hotel will continue to be operated as an Embassy Suites hotel and will continue to be managed by Promus. The Company anticipates spending less than $1 million during 1997 on minor renovations to this hotel.

     Myrtle Beach (Kingston Plantation), South Carolina. On December 5, 1996, the Company completed the purchase of the Kingston Plantation resort in Myrtle Beach, South Carolina. The resort property included a 255-suite hotel and conference center and a sports and health club which were purchased for a cash purchase price of approximately $29 million. In addition, through entities formed jointly by the Company and Promus, the Company acquired the management rights with respect to approximately 450 of the 917 condominium units adjacent to the hotel and approximately 14 acres of undeveloped land for an aggregate cash purchase price of approximately $30 million. This 20-story hotel is located on the beachfront in the resort area of Myrtle Beach. The hotel is currently operated under its original brand and is expected to be converted to an Embassy Suites hotel upon the completion of significant renovations to the guest suites and building exterior later in 1997. The currently anticipated cost of such renovations is approximately $5 million.

PENDING ACQUISITIONS

  Acquisition Hotels.

     The Company has entered into agreements pursuant to which it expects to acquire the Acquisition Hotels from affiliates of the General Electric Pension Trust or joint ventures between such affiliates and Promus. The Acquisition Hotels consist of ten hotels located in nine states with an aggregate of 2,342 suites. The purchase of the Acquisition Hotels includes the purchase of an approximate 50% equity interest in each of eight joint ventures, each of which owns a single hotel, and the purchase of a direct 100% interest in two hotels. A 50% interest in each of such joint ventures will continue to be owned by Promus, resulting in a total of 11 hotels owned by joint ventures between Promus and the Company.

     The joint venture interests will be acquired for an aggregate purchase price of approximately $100 million, consisting of approximately $57 million in cash and the assumption of approximately $43 million of non-recourse first mortgage indebtedness, which constitutes the Company's pro rata portion of such indebtedness. Each of the eight hotels owned by these joint ventures is and will continue to be operated as an Embassy Suites hotel. Only minor renovations are believed to be required at these hotels, with the anticipation that an aggregate of approximately $4 million will be spent by the joint ventures (with approximately $2 million being provided by the Company) on renovations in excess of normal capital replacements approximating 4% of suite revenues annually, during the next 12 to 18 months.

     The following sets forth a brief description of each of these eight hotels which the Company expects to acquire:

Atlanta (Perimeter Center), Georgia..........  This ten-story, 241-suite hotel is located in the Perimeter Office Park in Atlanta, Georgia.
                                               The hotel opened in 1985.
Austin (Airport North), Texas................  This ten-story, 261-suite hotel is located near
                                               Austin's Robert Mueller Airport, currently the
                                               principal airport in Austin, Texas. The hotel
                                               opened in 1984.
Covina, California...........................  This three-story, 264-suite hotel is located in
                                               Covina, California, near Ontario International
                                               Airport. The hotel opened in 1980.
Kansas City (Country Club Plaza), Missouri...  This 12-story, 266-suite hotel is located adjacent to the Country Club Plaza in Kansas
                                               City, Missouri. This hotel, which was opened in
                                               1976, is situated upon land leased under a
                                               ground lease expiring in 2023, under which the
                                               ground lessor has an option, exercisable in
                                               2002, to purchase the hotel at its fair market
                                               value.
Kansas City (Overland Park), Kansas..........  This seven-story, 199-suite hotel is located in
                                               Overland Park, Kansas, a suburb of Kansas City,
                                               Missouri. The hotel opened in 1983.
Raleigh, North Carolina......................  This nine-story, 225-suite hotel is located in
                                               Raleigh, North Carolina. The hotel opened in
                                               1987.
San Antonio (Northwest), Texas...............  This eight-story, 217-suite hotel is located near the intersection of Interstate Highways 10
                                               and 410 (West) in San Antonio, Texas. This
                                               hotel, which was opened in 1979, is situated
                                               upon land leased under a ground lease expiring
                                               in 2030, but under which lease the lessee has a
                                               fair market purchase option on the land
                                               exercisable in 2011.
Secaucus, New Jersey.........................  This nine-story, 261-suite hotel is located in the Plaza in the Meadows in the Meadowlands area
                                               of Secaucus, New Jersey. This hotel, which was
                                               opened in 1986, is leased under a lease expiring
                                               in 2011, but under which lease the lessee has
                                               two consecutive ten-year renewal options.

     The two hotels in which the Company expects to acquire a direct 100% ownership interest will be acquired from two joint ventures between affiliates of the General Electric Pension Trust and Promus for an aggregate cash purchase price of approximately $39 million. The Company believes that these hotels will achieve maximum results through repositioning within their respective markets, and it expects to convert these hotels into Doubletree Guest Suites hotels, bringing to four the number of the Company's hotels operated under this brand. The Company has entered into a letter of intent with a subsidiary of Doubletree Hotels Corporation to manage these hotels, under which the manager will pay certain of the costs of converting these hotels to the Doubletree Guest Suites brand (which is to be accomplished over a 60- to 90-day period following the purchase) and may be obligated to make payments to the Lessee and/or subordinate certain of their fees to assure that these hotels achieve specified levels of performance during the first three years of operation.

     The following sets forth a brief description of each of these two hotels which the Company expects to acquire:

Bloomington, Minnesota.......................  This eight-story, 219-suite hotel is located in
                                               Bloomington, Minnesota. The hotel opened in
                                               1980.
Omaha, Nebraska..............................  This six-story, 189-suite hotel is located in
                                               Omaha, Nebraska. The hotel opened in 1973.

  Other Potential Hotel Transactions.

     Although no definitive agreements have been entered into with respect thereto, the Company is in various stages of negotiation with respect to the acquisition of interests in six additional hotels and fee ownership of the land underlying one of the Company's Current Hotels that is subject to a ground lease. The aggregate currently anticipated net investment required for these transactions, if completed, would be between $75 and $100 million. Although the Company has entered into non-binding letters of intent with respect to certain of these properties, no assurance can be given that the Company will be successful in acquiring any or all of such properties. In addition, the Company is in the early stages of evaluating a number of other available hotel transactions which, if the Company were to elect to pursue all of such transactions, would require additional investments by the Company of more than $200 million. Due to the preliminary status of such purchase negotiations and evaluations, no assurance can be given that the Company will elect to pursue, or succeed in the acquisition of, any of these other hotel transactions.

PROPOSED INCREASE IN LINE OF CREDIT

     The Company presently has a $250 million unsecured revolving credit facility co-arranged through The Chase Manhattan Bank and Wells Fargo Bank, National Association ("Line of Credit"), of which approximately $115 million had been borrowed at December 31, 1996 to fund the acquisition, upgrading and conversion of hotels. The Company has received a written proposal from its lenders to increase the limits of permitted borrowings thereunder to $400 million to provide the Company with greater capacity to pursue potential acquisition opportunities and to fund additions and renovations at its existing and acquired hotels. No assurance can be given that any such increase will be obtained.

ADDITIONS TO SENIOR MANAGEMENT

     During 1996, the Company added two new senior executive officers to its management team, each of whom is briefly described below:

     William S. McCalmont (age 41) has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since August 1996. For approximately 12 years prior to joining the Company, Mr. McCalmont had been employed in various positions with The Promus Companies Incorporated and with Harrah's Entertainment, Inc., which was created as a result of the spin-off of Promus Hotel Corporation. During his 12-year career with these companies, Mr. McCalmont served in various management positions in finance at the Embassy Suites Hotel division, was Director of Finance, Corporate Director of Asset Management and Project Finance and Vice President and Treasurer of its parent, and most recently served as the Vice President and Treasurer of Harrah's.

     Lawrence D. Robinson (age 53) has served as Senior Vice President, General Counsel and Secretary of the Company since May 1996. From 1972 to 1989, Mr. Robinson was a partner in the Kansas City based law firm of Stinson, Mag & Fizzell, for which he founded and managed a Dallas, Texas office from 1982 to 1989.

From 1989 through April 1996, Mr. Robinson was a partner in the Houston based law firm of Bracewell & Patterson, L.L.P., where he served as the managing partner of its Dallas office until 1992, as the head of that office's corporate and securities law section and as chairman of its firm-wide hospitality group. Mr. Robinson continues to maintain an "of counsel" relationship with that firm.

CAPITALIZATION OF LESSEE

     With respect to the Acquisition Hotels and certain other hotels to be acquired by the Company, the Company intends to lease such hotels to a newly-formed subsidiary of the Lessee. The new subsidiary initially will be capitalized by the assignment and contribution by the Lessee to such subsidiary of the Percentage Leases relating to the seven most recently acquired hotels and shall be restricted in making distributions until its net worth reaches certain specified levels. In addition, entities controlled by Messrs. Feldman and Corcoran have agreed to provide, or cause others to provide, up to $7.5 million in additional capital (in the form of subordinated loans or subscription obligations) to the subsidiary Lessee. Such capital commitments may be enforced by either the subsidiary Lessee or the Company to the extent necessary to enable the subsidiary Lessee to pay, when due, all obligations to the Company under the Percentage Leases. In connection with such agreement, Messrs. Feldman and Corcoran also have agreed not to permit such entities to sell or otherwise dispose of or encumber certain of the Units controlled by them until the subsidiary attains certain specified levels of net worth or receives alternate sources of capital, at which time specified amounts of Units may be released from this negative pledge obligation.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $100.7 million ($115.9 million if the over-allotment option is fully exercised). The Company will contribute the net proceeds of the Offering to the Partnership, and after such contribution, will own an approximate 90.5% general partner interest in the Partnership (90.6% if the over-allotment option is fully exercised). The Partnership intends to use such net proceeds primarily to fund the purchase price of the Acquisition Hotels and for general corporate purposes. Pending such use, or in the event any of the Acquisition Hotels are not acquired, the net proceeds may be temporarily applied to reduce indebtedness under the Line of Credit.

     At December 31, 1996, the Company had approximately $240 million of indebtedness outstanding, including $115 million under its $250 million Line of Credit, substantially all of which had been borrowed to fund the acquisition, upgrading and conversion of hotels. The outstanding balance under the Line of Credit bears interest at LIBOR plus 1.75% (7.27% at December 31, 1996). Amounts outstanding under the Line of Credit will be payable in full during October 1999, unless otherwise extended by the lenders. The Company has received a proposal from its lenders under the Line of Credit to increase the availability thereunder to $400 million. No assurance can be given that any such increase will be obtained.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION POLICY

     The Common Stock is currently listed on the NYSE under the symbol "FCH." Prior to March 13, 1996, the Common Stock had been traded on The Nasdaq Stock Market under the symbol "FLCO." The following table sets forth for the indicated periods the reported high and low sale prices for the Common Stock and the cash distributions declared per share:

                                                                                 CASH
                                                             PRICE RANGE      DISTRIBUTIONS
                                                          -----------------   DECLARED PER
                                                            HIGH      LOW     COMMON SHARE
                                                          -------   -------   -------------
CALENDAR 1995
  First Quarter.........................................  $24 1/4   $18 1/2     $0.46
  Second Quarter........................................   27        22 3/4      0.46
  Third Quarter.........................................   30        24 5/8      0.46
  Fourth Quarter........................................   31 3/4    24 3/4      0.46
CALENDAR 1996
  First Quarter.........................................  $32       $27 1/8     $0.46
  Second Quarter........................................   31 5/8    28 1/2      0.46
  Third Quarter.........................................   32 1/2    27 3/4      0.50
  Fourth Quarter........................................   36 3/4    30 3/8      0.50
CALENDAR 1997
  First Quarter (through January 28)....................   36 7/8    34 3/4        --

     On January 28, 1997, the last sale price of the Common Stock as reported on the NYSE was $35 1/2 per share.

     In order to maintain its qualification as a REIT, the Company must make annual distributions to its shareholders of at least 95% of its taxable income (which does not include net capital gains). With respect to the year ended December 31, 1996, the Company's distributions will total $1.92 per share of Common Stock, of which approximately $1.63 per share would be required to satisfy the 95% distribution test for maintaining its qualification as a REIT. For the year ended December 31, 1995, the Company had distributions totaling $1.84 per share, of which only $1.60 per share was required to satisfy the 95% REIT distribution test. Under certain circumstances the Company may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.

     The Company currently anticipates that it will continue the payment of regular quarterly distributions at the current distribution rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations. Future distributions, if any, paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board of Directors of the Company deems relevant. For a discussion of the tax treatment of distributions to holders of shares of Common Stock, see "Federal Income Tax Considerations" in the accompanying Prospectus.

     To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Company expects to utilize other cash on hand or borrowings under the Line of Credit to make such distributions. The Company's use of the Line of Credit for working capital, distributions and general corporate purposes is limited to 10% of the amount available under the Line of Credit. No assurance can be given, however, that the Company will make distributions in the future at the current rate, or at all.

     The provisions of the Series A Preferred Stock prohibit the declaration and payment of distributions on the Common Stock unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or set aside for payment. All preferred dividends on the Series A

Preferred Stock are current. In addition, the terms of the Company's debt instruments, under which the Company had borrowed an aggregate of approximately $240 million at December 31, 1996, further restrict the Company's ability to make distributions with respect to its capital stock, although the Company would be permitted, in any event, to make distributions in amounts necessary to maintain its status as a REIT.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     Portions of this Prospectus Supplement and the accompanying Prospectus include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's current expectations are disclosed under "Risk Factors" herein and in the accompanying Prospectus and in conjunction with the forward looking statements included herein (the "Cautionary Disclosures"). All written and oral forward looking statements attributable to the Company or persons acting on its behalf, whether contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or subsequently made, are expressly qualified in their entirety by the Cautionary Disclosures.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement, dated the date hereof, Smith Barney Inc., Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc. and Montgomery Securities
("Underwriters"), have severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriters, the numbers of shares of Common Stock set forth opposite the respective names of such Underwriters.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Smith Barney Inc............................................    750,000
Alex. Brown & Sons Incorporated.............................    750,000
Dean Witter Reynolds Inc. ..................................    750,000
Montgomery Securities.......................................    750,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. is acting as the Representative, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part of the shares to certain dealers at a price which represents a concession not to exceed $1.11 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering, the public offering price, concessions and reallowances to dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus Supplement minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and Messrs. Feldman and Corcoran have agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any Common Stock or any security convertible into or exchangeable for Common Stock prior to the expiration of 90 days from the date hereof, without the prior written consent of the Underwriters.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bracewell & Patterson, L.L.P., Dallas, Texas. Lawrence
D. Robinson, the Senior Vice President, General Counsel and Secretary of the Company, maintains an "of counsel" relationship with Bracewell & Patterson, L.L.P. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams, Richmond, Virginia. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. Bracewell & Patterson, L.L.P., Hunton & Williams and King & Spalding will rely on the opinion of Miles & Stockbridge, a Professional Corporation, Baltimore, Maryland, with respect to all matters involving Maryland law.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
                            PROSPECTUS SUPPLEMENT

                 The Company...........................   S-3
                 The Offering..........................   S-4
                 Risk Factors..........................   S-4
                 Recent Developments...................   S-6
                 Use of Proceeds.......................  S-11
                 Price Range of Common Stock and
                   Distribution Policy.................  S-12
                 Disclosure Regarding Forward Looking
                   Statements..........................  S-13
                 Underwriting..........................  S-13
                 Legal Matters.........................  S-14

                                  PROSPECTUS

                 Available Information.................     2
                 Incorporation of Certain Documents by
                   Reference...........................     2
                 The Company...........................     3
                 Risk Factors..........................     5
                 Use of Proceeds.......................    15
                 Ratio of Earnings to Fixed Charges....    16
                 Distribution Policy...................    16
                 Description of Debt Securities........    16
                 Description of Preferred Stock........    28
                 Description of Common Stock...........    34
                 Description of Common Stock
                   Warrants............................    34
                 Certain Charter, Bylaw and Statutory
                   Provisions..........................    35
                 Partnership Agreement.................    39
                 Federal Income Tax Considerations.....    42
                 Plan of Distribution..................    57
                 Legal Matters.........................    58
                 Experts...............................    58

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                                3,000,000 SHARES

                                      LOGO

                F E L C O R  S U I T E  H O T E L S ,  I N C .

                                  COMMON STOCK

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                January 28, 1997

                                  ------------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                             MONTGOMERY SECURITIES


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